UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U/A

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 26, 2021

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1115 W. Sunset Blvd #702, Los Angeles, CA	90012
(Address of principal executive offices)	(ZIP Code)

(855) 300-6426

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

This is an amendment to the Current Report filed by Nico Echo Park, Benefit Corp. (the “Company”) on February 26, 2021, disclosing that the Company distributed a letter to its shareholders, providing a snapshot and preliminary analysis of certain operating results related to the occupancy and collections of the Company’s during calendar year 2020 and through January 31, 2021 and providing guidance on scheduled reporting and key dates for 2021. Due to an administrative error, the letter attached as Exhibit 15 to the Current Report on Form 1-U did not contain the final page of the letter. The complete letter is attached to this form as Exhibit 15.

Item 10.	Exhibits

Exhibit 15	Letter dated February 26, 2021 from Nico Echo Park, Benefit Corp.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: February 26, 2021